Exhibit 12

Ratio of Earnings to Fixed Charges
(In thousands)

Earnings, as defined:	Six Months Ended June 30, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000

Net (loss)/income before extraordinary item and cumulative effect of accounting change	$(145,423)	$116,588	$121,152	$152,109	$265,942	$205,295
Income tax (benefit)/expense	(91,669)	51,756	50,732	74,850	173,952	161,725
Equity in earnings of regional nuclear generating and transmission companies	(1,855)	(2,592)	(4,487)	(11,215)	(3,970)	(14,586)
Dividends received from regional equity investees	487	3,879	8,904	11,056	7,060	27,334
Fixed charges, as below	151,702	277,965	270,601	293,841	304,663	347,202
Interest capitalized (not including AFUDC)	(179)	(600)	(1,058)	(2,085)	(684)	(15)
Preferred dividend security requirements of consolidated subsidiaries	(4,632)	(9,265)	(9,265)	(9,265)	(12,082)	(23,603)
Total earnings, as defined	$(91,569)	$437,731	$436,579	$509,291	$734,881	$703,352

Fixed charges, as defined:

Interest on long-term debt	$84,042	$139,853	$126,259	$134,471	$140,497	$194,406
Interest on rate reduction bonds	45,273	98,899	108,359	115,791	87,616	-
Other interest	9,668	14,762	11,740	20,249	51,545	104,896
Rental interest factor	3,717	7,433	7,667	5,433	7,033	14,967
Amortized premiums, discounts and capitalized expenses related to indebtedness	4,191	7,153	6,253	6,547	5,206	9,315
Preferred dividend security requirements of consolidated subsidiaries	4,632	9,265	9,265	9,265	12,082	23,603
Interest capitalized (not including AFUDC)	179	600	1,058	2,085	684	15
Total fixed charges, as defined	$151,702	$277,965	$270,601	$293,841	$304,663	$347,202

Ratio of Earnings to Fixed Charges	(0.60)	1.57	1.61	1.73	2.41	2.03